February 27, 2009

M. Christina Thomson
Vice President, General Counsel and Secretary
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, CA 94502 USA

>   **Re: Avigen, Inc. ("Avigen" or "the Company")**
>   **Preliminary Proxy Statement filed February 20, 2009**
>   **Filed by Avigen, Inc.**
>   **File No. 000-28272**

Dear Ms. Thomson:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the BVF Group and the material details of any discussions or correspondence.

2. The BVF Group has proposed four nominees for election to the board. We note that you state that the proxy will not be voted on the election proposal. Please revise your proxy card to include the proposal to elect BVF's nominees, or revise your proxy statement and proxy card to clearly state that shareholders will be

disenfranchised with respect to the election of BVF's nominees since the proposal
is not included on your proxy card.

3. Please refer security holders to BVF's proxy statement for a description of the
    BVF nominees, or revise your proxy statement to include this information.

4. We note your statement that "Avigen's current Board members have extensive
    experience as directors of public companies, whereas the BVF Group Nominees
    have little experience as directors of public companies" on page 5. Please revise
    to eliminate inference that the BVF Group's nominees do not have sufficient
    expertise, or revise to state the basis for these opinions.

5. Please clarify that Item 7(a) of Schedule 14A does not apply to any director or
    executive officer, or provide the required disclosure in an appropriate location.

6. We note that you do not include BVF Acquisition LLC within the list of
    participants referred collectively as the BVF Group. Please revise to include BVF
    Acquisition LLC as a member of the BVF Group.

7. We note your statement in the second paragraph on page 3, that the BVF Group
    will take certain action if elected including causing the company to enter into a
    merger agreement and liquidating the company and distributing the assets. As
    you have no way to assure the future behavior of the BVF Group, please revise
    this statement to indicate that the BVF Group "plans" or "intends" to take these
    actions.

8. We note your statement that Avigen is already in the process of exploring a
    merger agreement with MediciNova, Inc. Please elaborate on your previous
    interaction with MediciNova in relation to the merger agreement and disclose the
    current status of your merger negotiations.

Purpose of Solicitation, page 5

9. Please elaborate on your Board members' "extensive experience" with AV411.

10. We note your statement on page 5 that you have "engaged in an orderly and
    competitive process with strategic advisors to enhance shareholder value." Please
    revise to identify these strategic advisors and to discuss whether or not you have
    any present plans to pursue specific strategies to create additional shareholder
    value. If so, please revise your disclosure to describe those strategies in greater
    detail.

<u>What are you asking me to do, page 6</u>

11. We note that you state that "the named proxies do not intend to exercise your proxy with respect to such proposal." Please revise throughout your document to clarify whether you are against, abstain, or are taking no position with respect to the election proposal.

<u>Solicitation of Proxies, page 11</u>

12. Please fill-in the blanks in this section and on page 8 regarding the costs of the solicitation. Please also include all the information described in Item 4(b)(3)(i)-(iii) of Schedule 14A with respect to the Abernathy Group and Innisfree.

<u>Related-Person Transactions Policy and Procedures, page 14</u>

13. Please include the information required by Item 404(a) of Regulation S-K or advise us.

14. We note your statement that one of the members of the Board of Directors has a conflict of interest. Please revise to identify this director and describe the conflict of interest.

<u>Form of Proxy</u>

15. Please revise to indicate that the proxy card is in preliminary form. Please also disclose whether any matter is conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).

<u>Closing Information</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Bryan Pitko at (202) 551-3203 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Eric Anderson
        Nikki Pope
        Cooley, Godward and Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155